Q1 FY2019

ENDAVA ANNOUNCES FIRST QUARTER FY19 FINANCIAL RESULTS

Q1 FY2019
39.7% Year over Year Growth in Revenue to £66.4 million
39.8% Constant Currency Revenue Growth1
IFRS Diluted EPS £0.04 compared to £0.10 in the comparative prior year
Adjusted diluted EPS2 £0.17 compared to £0.13 in the comparative prior year

London, U.K. – Endava (NYSE: DAVA), a global provider of digital transformation, agile development and intelligent automation services, today announced results for its first quarter ended September 30, 2018.

“We are pleased with our results for the first quarter of FY19 demonstrating our strength in growing new and existing customers, across all geographies and industry verticals.” said John Cotterell, Endava’s CEO.

“Our strong client relationships contributed significantly to our constant currency revenue growth of 39.8% for the quarter and give us good visibility into the next quarter. We delivered that growth profitably, with PBT at £2.6 million and Adjusted PBT3 at £11.7 million,” said Mark Thurston Endava’s CFO.”

FIRST QUARTER OF FISCAL 2019 FINANCIAL HIGHLIGHTS:

•	Revenue for the first quarter ended September 30, 2018 was £66.4 million an increase of 39.7% compared to £47.5 million in the same period in the prior year.

•	Revenue growth rate at constant currency was 39.8% .

•	Profit before tax in the first quarter was £2.6 million compared to £6.4 million in the same period in the prior year or 4.0% of revenue compared to 13.6% in the same period in the prior year.

•
Adjusted Profit before tax in the first quarter was £11.7 million compared to £7.8 million in the same period in the prior year or 17.6% of revenue compared to 16.4% in the same period in the prior year.

Q1 FY2019

•
IFRS Profit attributable to shareholders was £2.0 million, resulting in a Diluted EPS of £0.04 compared to IFRS Profit attributable to shareholders of £5.1 million and Diluted EPS of £0.10 in the same period in the prior year. During the quarter, a fair value adjustment to contingent consideration of £5.8m in relation to the Velocity Partners' acquisition had a one-off impact on earnings and reduced the IFRS Diluted EPS by £0.11. See "Additional Information" for further details.

•
Adjusted Profit attributable to shareholders was £9.4 million, resulting in an Adjusted Diluted EPS of £0.17 compared to Adjusted Profit attributable to shareholders of £6.2 million and Adjusted Diluted EPS of £0.13 in the same period in the prior year.

CASH FLOW:

•	Cash flow from operations was £2.1 million for the three months ended September 30, 2018 compared to £3.9 million in the same period in the prior year.

•	Free Cash Flow (a non-IFRS measure) was £0.3 million for the three months ended September 30, 2018 compared to free cash flow of £2.2 million in the same period in the prior year.

•
As of September 30, 2018, Endava had cash and cash equivalents of £41.8 million, compared to £15.0 million at the end of June 30, 2018. Net cash at September 30, 2018 was £41.7 million compared to net borrowing of £4.7 million at June 30, 2018.

OTHER METRICS FOR THE QUARTER ENDED SEPTEMBER 30, 2018:

•
Headcount reached 5,182 with 4,608 average operational employees as of the quarter ended September 30, 2018 compared to a headcount of 3,934 and 3,558 average operational employees at September 30, 2017.

•	Number of clients with over £1 million in spend grew to 52 on a rolling twelve months basis compared to 37 at September 30, 2017.

•	Top 10 clients accounted for 39% of revenue down from 46% as of the quarter ended September 30, 2017.

•	By geographic region, 27% of revenue was generated in North America, 29% was generated in Europe and 44% was generated in the United Kingdom for the quarter ended September

Q1 FY2019

30, 2018. This compares to 15% in North America, 37% in Europe and 48% in the United Kingdom for the quarter ended September 30, 2017.

•
Revenue by sector was as follows for the three months ended September 30, 2018, Payments and Financial Services 53%, TMT 27% and Other 20%. This compares to Payments and Financial Services 60%, TMT 29% and Other 11% for the three months ended September 30, 2017.

ADDITIONAL INFORMATION:

During the quarter, the Company took a fair value adjustment of £5.8m related to contingent consideration in connection with the Velocity Partners’ acquisition. This adjustment had a one-off impact on earnings and reduced IFRS Diluted EPS by £0.11. This charge is shown as a Net finance expense. Contingent consideration was recognised on acquisition of Velocity Partners as a financial liability, which was settled in ordinary shares on the effective date of the Company’s initial public offering (IPO). The value of these ordinary shares was measured using the share price of the Company’s ordinary shares at IPO, which was higher than the original estimated share price used to record the financial liability at the date of acquisition. The fair value adjustment was excluded as part of Adjusted profit before tax financial measure, the financial liability was fully settled and the Other Reserves in the balance sheet was increased by the ordinary shares to be issued.

OUTLOOK:

For Q2 FY19:

We expect revenue will be in the range £67.0 million to £67.5 million, representing constant currency growth of between 33% and 34%. We expect diluted adjusted EPS to be in the range of 15.0p to 16.0p per share.

Full Fiscal Year 2019:

We expect revenue will be in the range £275 million to £278 million, representing constant currency growth of between 25% and 26%. We expect diluted adjusted EPS to be in the range of 64p to 66p per share.

Q1 FY2019

CONFERENCE CALL DETAILS:
The company will host a conference call at 8:00 am EST today to review the first quarter 2019 results. To participate in Endava’s first quarter 2019 earnings conference call, please dial in at least five minutes prior to the scheduled start time (877) 683-6368 or (647) 689-5450 for international participants, Conference ID 5498218.

Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday December 14, 2018.

Q1 FY2019

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using Distributed Enterprise Agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments, Financial Services, TMT, Consumer Products, Logistics and Healthcare. Endava had 5,182 employees as of September 30, 2018 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, Macedonia, Argentina, Uruguay, Venezuela, and Colombia.
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statement of Comprehensive Income and Consolidated Balance Sheet presented in accordance with IFRS, the company uses non-IFRS measures of certain components of financial performance. These measures include: revenue in constant currency, adjusted profit before tax, adjusted profit attributable to shareholders and free cash flow. Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended September 30, 2017 were used to convert revenue for the fiscal year ended September 30, 2018 and the revenue for the comparable prior period.
Free cash flow is the Company’s net cash from/(used in) operating activities, plus grants received, less purchases of non-current tangible and intangible assets. Adjusted profit before tax is the company’s profit before taxes adjusted to exclude the impact of share-based compensation, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, fair value adjustment of contingent consideration and initial public offering expenses incurred.

Q1 FY2019

In order for Endava’s investors to be better able to compare its current results with those of previous periods, the company has shown a reconciliation of IFRS to non-IFRS financial measures. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. Endava believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the company’s historical financial performance. The presentation of the company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by  use of terms and phrases such as “believe,” “expect,” “will,” and other similar terms and phrases.  Such forward-looking statements include, but are not limited to, the statements regarding our projected financial performance for our second fiscal quarter and full-fiscal year 2019.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to sustain our revenue growth rate in the future;  our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favorable pricing and utilization rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; the size of our addressable market and market trends; our ability to adapt to technological change and innovate solutions for our clients; our plans for growth and future operations, including our ability to manage our growth; our expectations of future operating results or financial performance;  our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 11, 2018.  In addition, the forward-looking statements included in this press release represent our views and expectations as of the date hereof and are based on information currently available to us.  We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q1 FY2019

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three Months Ended September 30
	2018	2017
	£’000	£’000

REVENUE	66,414	47,531
Cost of sales
Direct cost of sales	(40,358)	(29,417)
Allocated cost of sales	(3,569)	(2,947)
Total cost of sales	(43,927)	(32,364)
GROSS PROFIT	22,487	15,167
Selling, general and administrative expenses	(14,662)	(8,218)
OPERATING PROFIT	7,825	6,949
Net finance expense	(5,191)	(507)
PROFIT BEFORE TAX	2,634	6,442
Tax on profit on ordinary activities	(586)	(1,357)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	2,048	5,085

EARNINGS PER SHARE:
Weighted average number of shares outstanding	48,258,033	45,100,165
Weighted average number of shares outstanding - diluted	53,842,639	49,200,754
Basic EPS (£)	0.04	0.11
Diluted EPS (£)	0.04	0.10

Q1 FY2019

CONSOLIDATED BALANCE SHEET

	September 30, 2018	June 30, 2018	September 30, 2017
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	41,494	41,062	16,135
Intangible assets	30,381	30,787	16,002
Property, plant and equipment	9,238	8,584	7,946
Deferred tax assets	2,492	2,488	866
TOTAL	83,605	82,921	40,949
ASSETS - CURRENT
Inventories	4	16	90
Trade and other receivables	61,126	52,352	45,440
Corporation tax receivable	76	677	—
Cash and cash equivalents	41,765	15,048	16,634
TOTAL	102,971	68,093	62,164
TOTAL ASSETS	186,576	151,014	103,113
LIABILITIES - CURRENT
Borrowings	41	19,744	20,567
Trade and other payables	40,825	40,243	25,071
Corporation tax payable	—	1,488	363
Contingent consideration	1,212	5,259	—
Deferred consideration	4,512	4,401	—
TOTAL	46,590	71,135	46,001
LIABILITIES - NON-CURRENT
Borrowings	12	20	53
Contingent consideration	—	7,251	—
Deferred tax liabilities	2,795	2,832	2,623
Other liabilities	279	277	253
TOTAL	3,086	10,380	2,929
EQUITY
Share capital	1,061	996	996
Share premium	48,614	2,678	2,678
Merger relief reserve	4,430	4,430	4,430
Retained earnings	63,659	59,260	43,523
Other reserves	21,411	4,410	4,831
Investment in own shares	(2,275)	(2,275)	(2,275)
TOTAL	136,900	69,499	54,183
TOTAL LIABILITIES AND EQUITY	186,576	151,014	103,113

Q1 FY2019

CONSOLIDATED CASH FLOW STATEMENT

	Three Months Ended September 30
	2018	2017
	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	2,048	5,085
Income tax charge	586	1,357
Adjustments	8,497	1,615
Tax paid	(1,492)	(1,311)
UK research and development credit received	—	937
Net changes in working capital	(7,588)	(3,833)
Net cash from operating activities	2,051	3,850

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(1,894)	(1,630)
Interest received	74	4
Net cash used in investing activities	(1,820)	(1,626)

FINANCING ACTIVITIES
Proceeds from borrowings	—	8
Repayment of borrowings	(20,015)	(9,023)
Net proceeds from initial public offering	44,828	—
Grant received	105	—
Interest paid	(148)	(76)
Net cash from / (used) in financing activities	24,770	(9,091)

Net change in cash and cash equivalents	25,001	(6,867)
Cash and cash equivalents at the beginning of the period	15,048	23,571
Exchange differences on cash and cash equivalents	1,716	(70)
Cash and cash equivalents at the end of the period	41,765	16,634

Q1 FY2019

RECONCILIATION OF ADJUSTED FINANCIAL MEASURES TO COMPARABLE IFRS FINANCIAL MEASURES
(GBP IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

RECONCILIATION OF REVENUE GROWTH AT CONSTANT CURRENCY TO REVENUE GROWTH AS REPORTED UNDER IFRS:

	Three Months Ended September 30
	2018	2017
REVENUE GROWTH AS REPORTED	39.7%	37.9%
Foreign exchange rates impact	0.1%	(3.1%)
REVENUE GROWTH AT CONSTANT CURRENCY [1]	39.8%	34.8%

RECONCILIATION OF ADJUSTED PROFIT AFTER TAX:

	Three Months Ended September 30
	2018 £’000	2017 £’000
PROFIT BEFORE TAX	2,634	6,442
Adjustments:
Share-based compensation expense	1,884	366
Amortisation of acquired intangible assets	879	481
Foreign currency exchange (gains) losses, net	(705)	437
Initial public offering expenses incurred	1,170	81
Fair value adjustment of contingent consideration	5,805	—
Total adjustments	9,033	1,365
Adjusted Profit before tax[3]	11,667	7,807

PROFIT AFTER TAX	2,048	5,085
Adjustments:
Adjustments to profit before tax	9,033	1,365
Tax impact of adjustments	(1,683)	(206)
ADJUSTED PROFIT AFTER TAX[4]	9,398	6,244

Diluted EPS (£)	0.04	0.10
Adjusted diluted EPS (£)	0.17	0.13

SHARE-BASED COMPENSATION EXPENSE

	Three Months Ended September 30
	2018 £’000	2017 £’000
Direct cost of sales	748	245
Selling, general and administrative expenses	1,136	121
Total	1,884	366

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW5

	Three Months Ended September 30
	2018 £’000	2017 £’000
Net cash from operating activities	2,051	3,850
Adjustments:
Grant received	105	—
Purchases of non-current assets (tangible and intangible)	(1,894)	(1,630)
Free cash flow	262	2,220

Q1 FY2019

SUPPLEMENTARY INFORMATION (UNAUDITED)

	Three Months Ended September 30
	2018	2017
Total closing number of employees	5,182	3,934
Average operational employees	4,608	3,558
Top 10 customers %	39%	46%
Number of clients with > £1m of revenue (rolling 12 months)	52	37

GEOGRAPHIC SPLIT OF REVENUE %
North America	27%	15%
Europe	29%	37%
UK	44%	48%

INDUSTRY VERTICAL SPLIT OF REVENUE %
Payments and Financial Services	53%	60%
TMT	27%	29%
Other	20%	11%

Q1 FY2019

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME – TRANSLATED INTO $

	Three Months Ended September 30
	2018 $’000[6]	2017 $’000[7]
REVENUE	86,531	62,232
Cost of sales
Direct cost of sales	(52,582)	(38,516)
Allocated cost of sales	(4,649)	(3,859)
Total cost of sales	(57,231)	(42,375)
GROSS PROFIT	29,300	19,857
Selling, general and administrative expenses	(19,104)	(10,760)
OPERATING PROFIT	10,196	9,097
Net finance expense	(6,763)	(664)
PROFIT BEFORE TAX	3,433	8,433
Tax on profit on ordinary activities	(763)	(1,777)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	2,670	6,656

EARNINGS PER SHARE:
Weighted average number of shares outstanding	48,258,033	45,100,165
Weighted average number of shares outstanding - diluted	53,842,639	49,200,754
Basic EPS	0.06	0.15
Diluted EPS	0.05	0.14

Q1 FY2019

1 Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period.
2 Adjusted diluted EPS is defined as our profit after taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, fair value adjustment of contingent consideration and initial public offering expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses) and the tax impact of these adjustments, divided by weighted average number of shares outstanding - diluted.
3 Adjusted PBT is defined as our profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, fair value adjustment of contingent consideration and initial public offering expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses).
4 Adjusted PAT is defined as our profit after taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, fair value adjustment of contingent consideration and initial public offering expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses) and the tax impact of these adjustments.
5 Free cash flow is the Company’s net cash from/(used in) operating activities, plus grants received, less purchases of non-current (tangible and intangible) assets.
6 Translated solely for convenience into dollars at the rate of £1.00=$1.3029.
7 Translated solely for convenience into dollars at the rate of £1.00=$1.3093.